SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated September 19, 2013

(Commission File No. 1-13202)

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒    Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐    No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐    No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐    No: ☒

Enclosures:

Nokia stock exchange release dated September 19, 2013: NOTICE OF AN EXTRAORDINARY GENERAL MEETING

Nokia stock exchange release dated September 19, 2013: Nokia publishes proxy materials for its Extraordinary General Meeting 2013 and notifies a new date for its Q3 2013 results announcement

STOCK EXCHANGE RELEASE September 19, 2013

NOTICE OF AN EXTRAORDINARY GENERAL MEETING

Nokia Corporation

Stock Exchange Release

September 19, 2013 at 16.00 (CET+1)

Notice is given to the shareholders of Nokia Corporation (the “Company”) of an Extraordinary General Meeting to be held on Tuesday, November 19, 2013 at 2:00 p.m. at Barona Areena, Urheilupuistontie 3, Espoo, Finland. The reception of persons who have registered for the Extraordinary General Meeting will commence at 12:00 noon.

A. Matters on the agenda of the Extraordinary General Meeting

At the Extraordinary General Meeting (also referred to as the “Meeting”) the following matters will be considered:

1. Opening of the Meeting

2. Matters of order for the Meeting

3. Election of the persons to confirm the minutes and to verify the counting of votes

4. Recording the legal convening of the Meeting and quorum

5. Recording the attendance at the Meeting and adoption of the list of votes

6. Proposal of the Board of Directors to confirm and approve the Sale of the Devices & Services Business

The Company has entered into a Stock and Asset Purchase Agreement, dated as of September 2, 2013 (the “Purchase Agreement”), by and between the Company and Microsoft International Holdings B.V. (“Microsoft International”), a wholly owned subsidiary of Microsoft Corporation (“Microsoft”). Under the Purchase Agreement, the Company will sell substantially all of its Devices & Services Business, including

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assets and liabilities to the extent primarily related thereto, to Microsoft International for an aggregate purchase price of EUR 3.79 billion in cash, subject to certain adjustments, to be paid upon the consummation of the transactions contemplated by the Purchase Agreement, which is expected to take place in the first quarter of 2014 (the transactions contemplated by the Purchase Agreement collectively the “Sale of the Devices & Services Business”). The confirmation and approval of the Company’s Extraordinary General Meeting is a condition to the consummation of the Sale of the Devices & Services Business.

The Board of Directors proposes and recommends that the Extraordinary General Meeting of Shareholders confirm and approve the Sale of the Devices & Services Business.

More information about the Purchase Agreement is contained in the Company’s stock exchange releases concerning the sale dated September 3, 2013, and in the proxy materials dated September 18, 2013, available on the Company’s website www.nokia.com/gm.

In addition, pursuant to a mutual patent license agreement (the “Patent License Agreement”) between the Company and Microsoft, the Company will grant Microsoft a 10-year license to certain of the Company’s patents upon consummation of the Sale of the Devices & Services Business, and Microsoft will grant the Company reciprocal rights to certain of Microsoft’s patents for use in Nokia’s HERE business and make a payment of EUR 1.55 billion in cash to the Company and, as consideration for the unilateral right to extend the term of the Patent License Agreement to perpetuity, an additional EUR 100 million payment to the Company. Additionally, Microsoft will become a strategic licensee of the HERE location platform, and will pay the Company separately for the services provided under this

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license. These licensing arrangements become effective upon consummation of the Sale of the Devices & Services Business. The Company is not seeking the Extraordinary General Meeting’s approval of the Patent License Agreement or the HERE licensing arrangement.

7. Closing of the Meeting

B. Documents of the Extraordinary General Meeting

The proposal of the Board of Directors, this notice and the proxy materials with more detailed information on the proposal to be voted on, including Nokia Group unaudited pro forma financial information, are available on the Company’s website at http://www.nokia.com/gm. The “Nokia in 2012” publication, which includes the Company’s Annual Accounts for the financial year 2012, as well as interim reports published in 2013 are also available on the above-mentioned website. The interim report for the third quarter 2013 and January —September 2013 is expected to be available on said website on October 29, 2013. The proposal of the Board of Directors, the proxy materials and the stock exchange releases dated September 3, 2013 will also be available at the Meeting. Copies of the proxy materials and of this notice will be sent to shareholders upon request.

C. Instructions for the participants in the Extraordinary General Meeting

1. The right to participate and registration

Each shareholder, who on the record date of November 7, 2013 is registered in the Register of Shareholders of the Company, has the right to participate in the Extraordinary General Meeting. A shareholder, whose shares are registered on his, her or its Finnish book-entry account, is automatically registered in the Register of Shareholders of the Company. A shareholder, who wishes to participate in the Extraordinary General Meeting, may register for the Meeting by giving a prior notice

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of participation no later than on November 12, 2013 at 4:00 p.m. (Finnish time) by which time the registration needs to be received by the Company. Such notice can be given:

a) through Nokia’s website at http://www.nokia.com/gm;

b) by telephone to +358 20 770 6870 from Monday to Friday at 09:00 a.m. to 4:00 p.m. (Finnish time);

c) by telefax to +358 7180 38984; or
d) by letter to the Registry of Shareholders, Nokia Corporation, P.O. Box 226, Fl-00045 NOKIA GROUP.

In connection with the registration, a shareholder is required to notify his or her name, personal identification number, address, telephone number, the name of any assistant to such shareholder and the name and the personal identification number of such shareholder’s possible proxy representative, if any.

2. Advance voting service

A shareholder who has a Finnish book-entry account, may vote in advance on item 6 on the agenda of the Extraordinary General Meeting through the Company’s website from September 19, 2013 to 4:00 p.m on November 12, 2013. (Finnish time). A shareholder voting in advance may not be able to exercise his, her or its right under the Finnish Companies Act to request information or a vote at the Meeting and if the proposal regarding item 6 on the agenda has changed after the beginning of the advance voting period, the shareholder’s ability to vote on the agenda item may be restricted, unless the shareholder will be present in person or represented by proxy at the Extraordinary General Meeting. The conditions and other instructions relating to the electronic advance voting may be found on the Company’s website

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www.nokia.com/gm. The Finnish book-entry account number of the shareholder is required for identification purposes when voting in advance.

3. Proxy representative and powers of attorney

A shareholder may participate in the Extraordinary General Meeting and exercise his, her or its rights at the Meeting by proxy. A proxy representative shall produce a dated proxy document or otherwise in a reliable manner demonstrate his or her right to represent the shareholder at the Extraordinary General Meeting. Should a shareholder participate in the Meeting by means of several proxy representatives representing the shareholder with shares in different book-entry accounts, the shares by which each proxy representative represents the shareholder shall be identified in connection with the registration for the Extraordinary General Meeting. Possible proxy documents should be delivered in originals to Nokia’s Registry of Shareholders before the last date for registration.

4. Holders of nominee registered shares

A holder of nominee registered shares is advised without delay to request from his, her or its custodian bank the necessary instructions regarding registration in the Register of Shareholders of the Company, issuing of proxy documents and registration for the Extraordinary General Meeting. The account management organization of the custodian bank will register a holder of nominee registered shares, who wants to participate in the Extraordinary General Meeting, in the temporary Register of Shareholders of the Company at the latest on November 14, 2013 at 4:00 p.m. (Finnish time). Further information on these matters can also be found on the Company’s website http://www.nokia.com/gm.

5. Other instructions and information

On the date of this Notice of the Extraordinary General Meeting, September 18,

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2013, the total number of shares in Nokia Corporation and votes represented by such shares is 3 744 994 342.

Doors of the meeting venue will open at 12:00 noon. The participants are kindly invited to the coffee reception before the meeting. The Meeting will be conducted primarily in Finnish, and simultaneous translation will be available into Swedish and English, and as necessary, into Finnish.

Pursuant to Chapter 5, Section 25 of the Finnish Companies Act, a shareholder who is present at the Extraordinary General Meeting has the right to request information with respect to the matters to be considered at the Meeting.

September 18, 2013
BOARD OF DIRECTORS

FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its business are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the planned sale by Nokia of substantially all of Nokia’s Devices & Services business, including Smart Devices and Mobile Phones (referred to below as “Sale of the D&S Business”) pursuant to the Stock and Asset Purchase Agreement, dated as of September 2, 2013, between Nokia and Microsoft International Holdings B.V.(referred to below as the “Agreement”); B) the closing of the Sale of the D&S Business; C) obtaining the confirmation and approval of our shareholders for the Sale of the D&S Business; D) receiving timely (if at all), necessary regulatory approvals for the Sale of the D&S Business; E) expectations, plans or benefits related to or caused by the Sale of the D&S Business; F) expectations, plans or benefits related to Nokia’s strategies, including plans for Nokia with respect to its continuing businesses that will not be divested in connection with the Sale of the D&S Business; G) expectations, plans or benefits related to changes in

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leadership and operational structure; H) expectations and targets regarding our operational priorities, financial performance or position, results of operations and use of proceeds from the Sale of the D&S Business; and I) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim”, “plans,” “intends,” “focus,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) the inability to close the Sale of the D&S Business in a timely manner, or at all, for instance due to the inability or delays in obtaining the shareholder approval or necessary regulatory approvals for the Sale of the D&S Business, or the occurrence of any event, change or other circumstance that could give rise to the termination of the Agreement; 2) the potential adverse effect on the sales of our mobile devices, business relationships, operating results and business generally  resulting from the announcement of the Sale of the D&S Business or from the terms that we have agreed for the Sale of the D&S Business; 3) any negative effect from the implementation of the Sale of the D&S Business, as we may forego other competitive alternatives for strategies or partnerships that would benefit our Devices & Services business and if the Sale of the D&S Business is not closed, we may have limited options to continue the Devices & Services  business or enter into another transaction on terms favorable to us, or at all; 4) our ability to effectively and smoothly implement planned changes to our leadership and operational structure or maintain an efficient interim governance structure and preserve or hire key personnel; 5) any negative effect from the implementation of the Sale of the D&S Business, including our internal reorganization in connection therewith, which will require significant time, attention and resources of our senior management and others within the company potentially diverting their attention from other aspects of our business; 6) disruption and dissatisfaction among employees caused by the plans and implementation of the Sale of the D&S Business reducing focus and productivity in areas of our business; 7) the amount of the costs, fees, expenses and charges related to or triggered by the Sale of the D&S Business; 8) any impairments or charges to

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carrying values of assets or liabilities related to or triggered by the Sale of the D&S Business; 9) potential adverse effects on our business, properties or operations caused by us implementing the Sale of the D&S Business; 10) the initiation or outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted against us relating to the Sale of the D&S Business; and, as well as the risk factors specified on pages 12-47 of Nokia’s annual report on Form 20-F for the year ended December 31, 2012 under Item 3D. “Risk Factors.” and risks outlined in our most recent interim report. Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

About Nokia

Nokia is a global leader in mobile communications whose products have become an integral part of the lives of people around the world. Every day, more than 1.3 billion people use their Nokia to capture and share experiences, access information, find their way or simply to speak to one another. Nokia’s technological and design innovations have made its brand one of the most recognized in the world. For more information, visit http://www.nokia.com/about-nokia.

Media and Investor Contacts:

Nokia
Communications
Tel. +358 7180 34900
Email: press.services@nokia.com

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Investor Relations Europe
Tel. +358 7180 34927

Investor Relations US
Tel. +1 914 368 0555

www.nokia.com

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STOCK EXCHANGE RELEASE September 19, 2013

Nokia publishes proxy materials for its Extraordinary General Meeting 2013 and notifies a new date for its Q3 2013 results announcement

Nokia Corporation

Stock Exchange Release

September 19, 2013 at 16.05 (CET+1)

Espoo, Finland - As outlined in the notice to the Nokia Extraordinary General Meeting 2013 (EGM) published earlier today, Nokia is making available proxy materials with more detailed information on the proposed transaction, announced on September 3, 2013, in which Nokia has agreed to sell substantially all of its Devices & Services business to Microsoft (the “Sale of the D&S Business”).

Additionally, Nokia today announces a new publication date for its third quarter 2013 results announcement.

New publication date for Nokia’s Q3 2013 results announcement

Nokia informs that it plans to publish its third quarter 2013 and January - September 2013 interim report on October 29, 2013. The postponement from the previously announced date is driven by Nokia’s acquisition of Siemens AG’s entire stake in NSN and the announcement of the Sale of the D&S Business, both of which have taken place during the third quarter of 2013.

Proxy materials for the EGM

The proxy materials relating to the Sale of the D&S Business are available at www.nokia.com/gm.  Additionally, the material is attached to the Nokia stock exchange release in pdf format and will be furnished to the U.S. Securities and Exchange Commission.

The proxy materials contain detailed information on the proposal to be voted on, and we strongly encourage our shareholders to read the materials in their entirety.

The proxy materials include, for instance, a letter from Risto Siilasmaa, Chairman and interim CEO of Nokia as well as Nokia Group unaudited pro forma financial information for certain periods. These sections are also included below in this release.

Nokia Board recommendation

Nokia’s Board of Directors recommends that Nokia shareholders vote to confirm and approve the Sale of the D&S Business at the Extraordinary General Meeting.

September 18, 2013

Shareholders of Nokia Corporation

Re: Notice of Extraordinary General Meeting of Shareholders

Dear Shareholder:

Shareholder:

You are cordially invited to attend an Extraordinary General Meeting of shareholders of Nokia Corporation to be held on November 19, 2013, at 2:00 p.m. (Helsinki time) at Barona Areena, Urheilupuistontie 3, Espoo, Finland. The attached notice of the Extraordinary General Meeting and proxy materials provide information regarding the proposed resolution to be considered and voted on at the Extraordinary General Meeting. We hope that you can attend either by voting in advance, issuing a proxy to a representative or at the Extraordinary General Meeting in person.

The purpose of the Extraordinary General Meeting is for you and our other shareholders to consider and vote on a proposal to confirm and approve the transactions contemplated by the Stock and Asset Purchase Agreement, dated as of September 2, 2013 (the “Purchase Agreement”), by and between Nokia Corporation and Microsoft International Holdings B.V. (“Microsoft International”), a wholly owned subsidiary of Microsoft Corporation (“Microsoft”). Under the Purchase Agreement, Nokia will sell substantially all of its Devices & Services business (the

“D&S Business”), including assets and liabilities to the extent primarily related thereto, to Microsoft International (the transactions contemplated by the Purchase Agreement, the “Sale of the D&S Business”) for an aggregate purchase price of EUR 3.79 billion in cash, subject to certain adjustments.

Nokia has also entered into a mutual licensing agreement (the “Patent License Agreement”) with Microsoft that will become effective upon consummation of the Sale of the D&S Business and a payment to Nokia of EUR 1.55 billion, and, as consideration for Microsoft’s unilateral right to extend the term of the Patent License Agreement to perpetuity, an additional payment of EUR 100 million to Nokia. Under the Patent License Agreement, Nokia will grant Microsoft a 10-year license to certain of Nokia’s patents and Microsoft will grant Nokia reciprocal rights to certain of Microsoft’s patents for use in Nokia’s HERE business. Upon consummation of the Sale of the D&S Business, Microsoft will also become a strategic licensee of the HERE location platform and will pay Nokia separately for the services provided under this license. Microsoft is expected to become one of the top three customers of HERE. Nokia will retain the Nokia brand and all of its patents and patent applications worldwide, provided that certain registered design rights that are specific to the D&S Business will be included in the assets transferred to Microsoft.

The Sale of the D&S Business and the licensing arrangements described above are expected to be significantly accretive to Nokia’s earnings as each of Nokia’s continuing businesses, NSN, HERE and Advanced Technologies are global leaders in enabling mobility in their respective areas. The Sale of the D&S Business and the licensing arrangements described above are also expected to significantly strengthen Nokia’s financial position and provide a solid basis for future investment in the continuing businesses. During the first half of 2013, we estimate that the non-IFRS result of the business proposed to be sold, “substantially all of Devices & Services business” would have been a loss of EUR 395 million and net sales of that business would have been EUR 5.3 billion. For the same period of time (on a pro forma basis) the non-IFRS result of Nokia’s continuing businesses would have been a profit of

EUR 436 million and the net sales of Nokia’s continuing businesses would have been EUR 6.3 billion. On a pro forma basis Nokia had EUR 12.8 billion of gross cash and EUR 7.5 billion of net cash at the end of the first half of 2013.

More information about the Sale of the D&S Business and the Purchase Agreement is contained in the accompanying proxy materials, which we strongly encourage you to read in their entirety. These proxy materials are also available on Nokia’s website at www.nokia.com/gm.

After a thorough assessment of how to maximize shareholder value, including considering a variety of strategic alternatives, Nokia’s Board of Directors decided to approve Nokia’s entry into the Purchase Agreement and the Sale of the D&S Business contemplated thereby and determined that Nokia’s entry into the Purchase Agreement and the Sale of the D&S Business are in the best interests of Nokia and our shareholders. The Board of Directors recommends that Nokia shareholders vote to confirm and approve the Sale of the D&S Business at the Extraordinary General Meeting.

The Purchase Agreement requires that shareholders representing a majority of the votes cast at the Extraordinary General Meeting confirm and approve the Sale of the D&S Business. The consummation of the Sale of the D&S Business is also subject to the satisfaction of certain other conditions to consummation of the Sale of the D&S Business as set forth in the Purchase Agreement and described in the accompanying proxy materials.

Regardless of the number of Nokia shares or American Depositary Shares you own, your vote is very important. The accompanying notice to convene the Extraordinary General Meeting and proxy materials provide you with detailed information about the Sale of the D&S Business and the Extraordinary General Meeting.

On behalf of Nokia Corporation, we would like to thank all of our shareholders for their ongoing support as we prepare for this important event in Nokia’s history.

Sincerely,
/s/ Risto Siilasmaa
Risto Siilasmaa
Chairman of the Board and interim CEO

NOKIA GROUP UNAUDITED PRO FORMA FINANCIAL INFORMATION

Basis of compilation of the unaudited pro forma financial information

The following unaudited pro forma financial information (“pro forma”, “pro forma information”) is presented to illustrate the financial impact of the following transactions (collectively, the “Transactions”):

• Nokia’s acquisition of Siemens AG’s (“Siemens”) 50% stake in Nokia Solutions and Networks, also referred to as NSN (formerly Nokia Siemens Networks), for EUR 1.7 billion, completed on August 7, 2013 (the “NSN Acquisition”);

• The sale of substantially all of Nokia’s Devices & Services business (the “D&S Business”) to Microsoft International Holdings B.V. (“Microsoft International”), a wholly owned subsidiary of Microsoft Corporation (“Microsoft”) for EUR 3.79 billion (the transactions contemplated by the Stock and Asset Purchase Agreement, dated as of September 2, 2013 (the “Purchase Agreement”), by and between Nokia and Microsoft International (the “Sale of the D&S Business”);

• Nokia’s granting Microsoft a 10-year license to certain of Nokia’s patents and Microsoft granting Nokia reciprocal right to use Microsoft’s patents in HERE services upon consummation of the Sale of the D&S Business for a license payment of EUR 1.55 billion in cash to Nokia and, as consideration for the unilateral right to extend the term of the Patent License Agreement to perpetuity, an additional EUR

100 million payment to Nokia (the “Patent License Agreement”);

• Microsoft’s payment to Nokia for services provided in connection with Microsoft becoming a strategic licensee of Nokia’s HERE location platform; and

• The sale of EUR 1.5 billion in senior unsecured convertible bonds to Microsoft (the “Convertible Bonds”) pursuant to a bond purchase agreement, dated as of September 2, 2013, by and between Nokia and Microsoft International (the “Bond Purchase Agreement”). The Convertible Bonds will be issued in three equal tranches of EUR 500 million each, bearing interest of 1.125%, 2.500% and 3.625% and maturing in 2018, 2019 and 2020, respectively.

The pro forma financial information also illustrates the financial impact of certain other items described below, including the divestment of our luxury phone business Vertu, which was completed in October 2012.

This unaudited pro forma information is presented for illustrative purposes only. Because of its nature, the unaudited pro forma information illustrates what the hypothetical impact would have been if the Transactions and certain other items described below had been consummated at an earlier point in time and therefore, does not represent the actual results of operations or financial position of Nokia and its consolidated subsidiaries (“Nokia Group”). The unaudited pro forma information is not intended to project the results of operations or financial position of Nokia Group as of any future date.

For the purposes of this pro forma information, the D&S Business has been treated as a discontinued operation. Accordingly, the results for the D&S Business for the year ended December 31, 2012 and for the six month period ended June 30, 2013 have been presented separately from the results of continuing operations and on a separate line at the bottom of the pro forma income statements.

The pro forma adjustments are based upon available information and assumptions, which are described in the accompanying notes. There can be no assurance that the assumptions used in the preparations of the unaudited pro forma financial information will prove to be correct. Hence, the final amounts at the consummation of the Sale of the D&S Business are likely to differ from the amounts presented here.

The unaudited pro forma financial information has been derived from Nokia’s unaudited consolidated financial information as at and for the year ended December 31, 2012 and Nokia’s unaudited consolidated interim report as at and for the six month period ended June 30, 2013. Nokia adopted the revised “IAS 19 — Employee Benefits” standard (“IAS 19R”) as of January 1, 2013. The historical financial information as at and for the year ended December 31, 2012 presented has been revised to comply with the new accounting principles, and due to the revision, is unaudited. For more information on the impact of the retrospective application of IAS 19R, see Nokia’s published 2013 interim reports available at www.nokia.com.

The unaudited pro forma financial information included in the proxy materials should be read in conjunction with our consolidated financial statements and consolidated interim financial statements available at www.nokia.com.

Pro forma periods

The pro forma consolidated income statements for the year ended December 31, 2012 and for the six month period ended June 30, 2013, have been compiled assuming that the Transactions and certain other items described below had been completed on January 1, 2012. The pro forma statement of financial position as at June 30, 2013 has been compiled assuming that such transactions had been completed on June 30, 2013.

Nokia Group’s operating results for the six months ended June 30, 2013

The following table sets forth consolidated income statements of Nokia Group for six months ended June 30, 2013 as follows:

• Nokia Group’s consolidated income statement as reported in Nokia’s interim report dated July 18, 2013 (column titled “Reported 1-6/2013”);

• Nokia Group’s consolidated income statement adjusted to reflect the Transactions and certain other items as if the Transactions and such other items had been consummated as of January 1, 2012 (column titled “Pro forma Reported 1-6/2013”); and

• Nokia Group’s consolidated income statement, on a non-IFRS basis, further adjusted to exclude the impact of special items and purchase price adjustments (column titled “Pro forma non-IFRS 1-6/2013”).

In the first half of 2013, Nokia Group’s reported net sales were EUR 11,547 million. On a pro forma basis, Nokia Group’s reported net sales were EUR 6,304 million and Nokia Group’s non-IFRS net sales were EUR 6,305 million, reflecting the hypothetical impact of the Transactions and certain other items described in Notes 3 and 4 below. The most significant item explaining the difference between Nokia Group’s reported net sales and Nokia Group’s pro forma reported net sales is the hypothetical impact of the Sale of the D&S Business, as the D&S Business generated reported net sales of EUR 5,344 million in the first half 2013.

In the first half of 2013, Nokia Group’s reported operating loss was EUR 265 million, or negative 2.3%. On a pro forma basis, Nokia Group’s reported operating profit was EUR 19 million, or positive 0.3% and Nokia Group’s non-IFRS operating profit was EUR 721 million or positive 11.4%. The most significant item explaining the difference between Nokia Group’s reported operating loss and Nokia Group’s pro forma reported operating profit is the hypothetical impact of the Sale of the D&S Business, as the D&S Business generated reported operating losses of EUR 273 million in the first half 2013.

CONSOLIDATED INCOME STATEMENTS First half 2013, EUR million (unaudited)

	Reported 1-6/2013	Pro forma adjustments NSN Acquisition (1)	Pro forma adjustments Sale of the D&S Business (2)	Other pro forma adjustments (3)	Pro forma Reported 1-6/2013	Pro forma non-IFRS exclusions (4)	Pro forma Non- IFRS 1-6/2013
Continuing operations:
Net sales	11,547		-5,344	101	6,304	1	6,305
Cost of sales	-7,801		4,213	-90	-3,678		-3,678
Gross profit	3,746	—	-1,131	11	2,626	1	2,627
Research and development expenses	-1,983		579		-1,404	176	-1,228
Selling and marketing expenses	-1,151		638		-513	73	-440
Administrative and general expenses	-440		121		-319		-319
Other income and expenses	-437		66		-371	452	81
Operating loss/profit	-265	—	273	11	19	702	721
Share of results of associateed companyies	-4				-4		-4
Financial income and expenses	-163		20		-143		-143
Loss/profit before tax	-432	—	293	11	-128	702	574
Tax	-185		102	11	-72	-66	-138
Loss/profit from continuing operations	-617	—	395	22	-200	636	436

Discontinued operations:
Loss for the period			-395		-395	67	-328
Gain on disposal, net
Loss from discountinued operations		—	-395	—	-395	67	-328

Loss/profit for the period	-617	—	—	22	-595	703	108
Loss/profit attributeable to equity holders of the parent	-499	-131	7	22	-601	703	102
Loss/profit attributeable to non-controling interests	-118	131	-7		6		6
	-617	—	—	22	-595	703	108

Earnings per share, EUR
(for loss/profit attributable to the equity holders of the parent)
Basic	-0.13				-0.16		0.03
From continuing operations	-0.13				-0.06		0.12
From discontinued operations	—				-0.11		-0.09
Diluted	-0.13				-0.16		0.03
From continuing operations	-0.13				-0.06		0.11
From discontinued operations	—				-0.11		-0.09

Average number of shares (1,000 shares)
Basic	3,711,827				3,711,827		3,711,827
Diluted, Continued operations	3,711,827				3,711,827		3,998,986
Diluted, Discontinued operations	—				3,711,827		3,711,827

(1) The reported income statement for the period has been adjusted for the portion of NSN’s results that were previously attributed to Siemens’ non-controlling interest.

(2) The adjustments in this column reclassify the results of the D&S Business for the period to discontinued operations.

(3) The other pro forma adjustments include:

• EUR 101 million net increase in revenue related to the Patent License Agreement and the HERE location platform licensing agreement with Microsoft. Revenue for the Patent License Agreement is estimated to be recognized over 10 years and revenue for the HERE location platform licensing agreement is estimated to be recognized over four years;

• An adjustment of EUR 90 million in inter-company charges between HERE and the D&S Business; and

• The estimated tax impact of the adjustments in the two bullet points above.

(4) Pro forma non-IFRS exclusions related to continuing operations include the following:

• The reversal of EUR 249 million in amortization on acquired intangible assets (EUR 176 million recorded in Research and development expenses and EUR 73 million in Selling and marketing expenses);

• The reversal of EUR 301 million in restructuring charges (recorded in Other income and expenses);

• The reversal of EUR 151 million in losses related to the divestment of certain NSN businesses (recorded in Other income and expenses); and

• The reversal of EUR 46 million tax benefits related to the items and adjustments noted above as well as of prior year tax benefits in the amount of EUR 20 million (recorded in Tax).

Additionally, the discontinued operations non-IFRS exclusions include the following:

• The reversal of restructuring charges of EUR 72 million;

• The reversal of EUR 27 million for a benefit from a cartel claim settlement; and

• Certain prior year tax expenses of EUR 20 million

Nokia Group’s operating results for the full year 2012

In the full year 2012, Nokia Group’s reported net sales were EUR 30,176 million. On a pro forma basis, Nokia Group’s reported net sales were EUR 15,220 million and on a pro forma basis, Nokia Group’s non-IFRS net sales were EUR 15,221 million, reflecting the hypothetical impact of the Transactions, the divestment of Vertu, and certain other adjustments described in Notes 3 and 4 below. The most significant item explaining the difference between Nokia Group’s reported net sales and Nokia Group’s pro forma reported net sales is the hypothetical impact of the Sale of the D&S Business, as the D&S Business generated net sales of EUR 14,937 million in the full year 2012.

In the full year 2012, Nokia Group’s reported operating loss was EUR 2,299 million, or negative 7.6%. On a pro forma basis, Nokia Group’s reported operating loss was EUR 925 million, or negative 6.1% and on a pro forma basis, Nokia Group’s non-IFRS operating profit was EUR 1,033 million, or positive 6.8%. The most significant item explaining the difference between Nokia Group’s reported operating loss and Nokia Group’s pro forma reported operating profit is the hypothetical impact of the Sale of the D&S Business, as the D&S Business generated operating losses of EUR 1,603 million in the full year 2012 and was also a significant driver of the difference between Nokia Group’s non-IFRS operating loss and Nokia Group’s pro forma non-IFRS operating profit.

The following table sets forth Nokia Group’s consolidated income statements for the twelve months ended December 31, 2012 as follows:

• Nokia Group’s consolidated income statement as reported in Nokia’s Form 20-F for the year ended December 31, 2012, adjusted for the adoption of “IAS 19 — Employee Benefits” (column titled “Reported 1-12/2012”);

• Nokia Group’s consolidated income statement adjusted to reflect the Transactions,

certain other items and the divestment of Vertu, as if the Transactions, such other items and the divestment of Vertu had been consummated as of January 1, 2012 (column titled “Pro forma Reported 1-12/2012”); and
• Nokia Group’s consolidated income statement, on a non-IFRS basis, further adjusted to exclude the impact of special items and purchase price adjustments (column titled “Pro forma Non-IFRS 1-12/2012”).

CONSOLIDATED INCOME STATEMENTS Full year 2012, EUR million (unaudited)

	Reported 1-12/2012	Pro forma adjustments NSN Acquisition (1)	Pro forma adjustments Sale of the D&S Business(2)	Other pro forma adjustments (3)	Pro forma Reported 1-12/2012	Pro forma non-IFRS exclusions (4)	Pro forma Non-IFRS 1-12/2012
Continuing operations:
Net sales	30,176		-14,937	-19	15,220	1	15,221
Cost of sales	-21,786		12,242	-276	-9,820	65	-9,755
Gross profit	8,390		-2,695	-295	5,400	66	5,466
Research and development expenses	-4,782		1,779	28	-2,975	375	-2,600
Selling and marketing expenses	-3,205		1,657	72	-1,476	313	-1,163
Administrative and general expenses	-955		287	15	-653		-653
Other income and expenses	-1,747		575	-49	-1,221	1,204	-17
Operating loss/profit	-2,299		1,603	-229	-925	1,958	1,033
Share of results of associated companies	-1				-1		-1
Financial income and expenses	-340	-46	57		-329		-329
Loss/profit before tax	-2,640	-46	1,660	-229	-1,255	1,958	703
Tax	-1,145		890	18	-237	69	-168
Loss/profit from continuing operations	-3,785	-46	2,550	-211	-1,492	2,027	535

Discontinued operations:
Loss for the period			-2,550	-1	-2,551	1,339	-1,212
Gain on disposal, net			3,003	52	3,055	-3,055	—
Profit/loss from discontinued operations			453	51	504	-1,716	-1,212

Loss for the period	-3,785	-46	3,003	-160	-988	311	-677

Loss attributable to equity holders of the parent	-3,104	-776	3,033	-160	-1,007	311	-696
Loss/profit attributable to non-controlling interests	-681	730	-30		19		19
	-3,785	-46	3,003	-160	-988	311	-677

Earnings per share, EUR
(for loss/profit attributable to the equity holders of the parent)
Basic	-0.84				-0.27		-0.19
From continuing operations	-0.84				-0.41		0.14
From discontinued operations	—				0.14		-0.33
Diluted	-0.84				-0.27		-0.19
From continuing operations	-0.84				-0.41		0.14
From discontinued operations	—				0.14		-0.33

Average number of shares (1,000 shares)
Basic	3,710,845				3,710,845		3,710,845
Diluted, Continuing operations	3,710,845				3,710,845		3,763,561
Diluted, Discontinued operations	—				3,763,561		3,710,845

(1) The reported income statement for the period has been adjusted for the portion of NSN’s results that were previously attributed to Siemens’ non-controlling interest. In addition, the adjustment reflects the estimated financing charges related to the NSN Acquisition funded through an initial bank facility and a secured loan from Siemens, which will be terminated early using the cash proceeds of the sale of Convertible Bonds to Microsoft International. The estimated one-time charges and interest expenses related to an early repayment of the bank facilities and secured loan from Siemens together with estimated accrued interest on the Convertible Bonds, amounting to EUR 46 million, have been reflected as a cash interest charge in the pro forma income statement for the year ended December 31, 2012.

(2) The adjustments in this column reclassify the results of the D&S Business for the period to discontinued operations. The adjustment also includes the estimated gain on the Sale of the D&S Business calculated as the difference between the carrying amount of the net assets of the D&S Business using the balances as of June 30, 2013 and the estimated net proceeds to be received. In accordance with the Purchase Agreement, the purchase price of EUR 3.79 billion for the Sale of D&S Business is subject to certain adjustments. However, these adjustments are not reflected in the pro forma financial information as their estimated impact is deemed to be zero. Additionally, as the final gain on the Sale of the D&S Business will be calculated using the carrying amount of the net assets at the consummation of the Sale of the D&S Business, such final gain will vary, possibly significantly, from the pro forma gain estimate presented here.

(3) The other pro forma adjustments include:

• EUR 196 million net increase in revenue related to the Patent License Agreement and the HERE location platform licensing agreement with Microsoft. Revenue for the Patent License Agreement is estimated to be recognized over 10 years and revenue from the HERE location platform licensing agreement is estimated to be recognized over four years;

• The elimination of EUR 374 million in inter-company charges between HERE and the D&S Business;

• Elimination of EUR 215 million in revenue and, EUR 216 million in costs related to the Vertu business as well as EUR 52 million gain related to the divestment of the Vertu; and

• The estimated tax impact of the adjustments in the three bullet points above.

(4) Pro forma non-IFRS exclusions related to continuing operations include the following:

• The reversal of a EUR 65 million charge to country and contract exits based on NSN’s new strategy that focuses on key markets and product segments (recorded in Cost of sales);

• The reversal of EUR 688 million in amortization on acquired intangible assets (EUR 375 million recorded in Research and development expenses and EUR 313 million in Selling and marketing expenses);

• The reversal of EUR 1,220 million of restructuring charges and associated items, EUR 42 million related to country and contract exits, impairments of assets of EUR 2 million, a negative adjustment of EUR 4 million to purchase price allocation related to the final payment from Motorola, as well as amortization of acquired intangible assets EUR 23 million in 2012, EUR 79 million of net gain on sale of real estate (recorded in Other income and expenses); and

• The reversal of EUR 159 million net tax benefits related to the above as well as certain prior year tax benefit in the amount of EUR 64 million, valuation allowance for NSN deferred tax assets of EUR 135 million and EUR 157 million non-cash deferred tax expense related to legal reorganizations arising from HERE business integration (recorded in Tax).

Additionally, the discontinued operation non-IFRS exclusions include the following:

• Amortization of acquired intangible assets of EUR 4 million, restructuring charges of EUR 545 million, impairments of assets of EUR 30 million, a EUR 56 million benefit from settlement of cartel claims, valuation allowance related to Devices & Services tax assets in Finland of EUR 800 million, certain prior year tax expenses of EUR 64 million and the net tax benefit on special items and PPA of EUR 48 million in 2012; and

• Gain on Sale of the D&S Business of EUR 3,003 million and gain on the divestment of Vertu of EUR 52 million in 2012.

Nokia Group financial position as of June 30, 2013

The following table sets forth Nokia Group’s consolidated financial position as of June 30, 2013 as follows:

• Nokia Group’s consolidated statement of financial position as reported in Nokia’s interim report dated July 18, 2013 (column titled “Nokia Group Reported 30.06.2013”); and

• Nokia Group’s consolidated statement of financial position adjusted to reflect the Transactions as if the Transactions had been consummated as of June 30, 2013 (column titled “Pro forma Nokia Group 30.06.2013”).

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION 30.06.2013, IFRS, EUR million (unaudited)

	Nokia Group Reported 30.06.2013	Pro forma adjustments NSN Acquisition (1)	Pro forma adjustments Sale of the D&S Business (2)	Other pro forma adjustments (3)	Pro forma Nokia Group 30.06.2013
ASSETS
Non-current assets
Goodwill	4,813		-1,416		3,397
Other intangible assets	369		-30		339
Property, plant and equipment	1,336		-602		734
Investments in associated companies	58		-6		52
Available-for-sale investments	740		-7		733
Deferred tax assets	1,007		-328	170	849
Long-term loans receivable	114		-1		113
Other non-current assets	168		-120	137	185
	8,605	—	-2,510	307	6,402
Current assets
Inventories	1,420		-496		924
Accounts receivable	3,789		-990	75	2,874
Prepaid expenses and accrued income	2,920		-1,935	63	1,048
Current portion of long-term loans receivable	47				47
Other financial assets	313		-70		243
Investments at fair value through profit and loss, liquid assets	389				389
Available-for-sale investments, liquid assets	982		-207		775
Available-for-sale investments, cash equivalents	4,590		-2,056		2,534
Bank and cash	3,492	-1,752	5,757	1,650	9,147
	17,942	-1,752	3	1,788	17,981
Total assets	26,547	-1,752	-2,507	2,095	24,383

	Nokia Group 30.06.2013	Pro forma adjustments NSN Acquisition (1)	Pro forma adjustments Sale of the D&S Business (2)	Other pro forma adjustments (3)	Pro forma Nokia Group 30.06.2013
SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders of the parent
Share capital	246				246
Share issue premium	450		-42		408
Treasury shares	-607				-607
Translation differences	638	48	53		739
Fair value and other reserves	119	-15	25		129
Reserve for invested non-restricted equity	3,118				3,118
Retained earnings	3,500	-830	2,848	137	5,655
	7,464	-797	2,885	137	9,689
Non-controlling interests	1,164	-955	-111		98
Total equity	8,628	-1,752	2,774	137	9,787

Non-current liabilities
Long-term interest-bearing liabilities	3,375				3,375
Deferred tax liabilities	380		-215	170	335
Other long-term liabilities	402		-44		358
	4,157	—	-259	170	4,068
Current liabilities
Current portion of long-term loans	1,839		-8		1,831
Short-term borrowing	172		-1		171
Other financial liabilities	70		-30		40
Accounts payable	3,595		-1,685	75	1,985
Accrued expenses and other liabilities	5,681		-2,247	1,831	5,265
Provisions	2,405		-1,051	-118	1,236
	13,762	—	-5,022	1,788	10,528
Total shareholders’ equity and liabilities	26,547	-1,752	-2,507	2,095	24,383

Interest-bearing liabilities	5,386	—	-9	—	5,377
Shareholders’ equity per share, EUR	2.01				2.61
Number of shares (1,000 shares)*	3,712,192				3,712,192

* Shares owned by Nokia Group companies are excluded.

As of June 30, 2013, Nokia Group’s total cash and other liquid assets was EUR 9,453 million, and net cash and other liquid assets was EUR 4,067 million. On a pro forma basis, Nokia Group’s total cash and other liquid assets was EUR 12,845 million, and net cash and other liquid assets was EUR 7,468 million, reflecting the hypothetical impact of the Transactions.

(1) The adjustments in this column reflect the impact of the NSN Acquisition as if it had occurred on June 30, 2013. The adjustments eliminate the recorded Siemens’ non-controlling interest against the related capital accounts attributable to the equity shareholders of the parent, Nokia Group, and reflect the estimated loss that will be incurred as a result of the NSN Acquisition. Although the NSN Acquisition was financed through a secured loan from Siemens and bank financing, the adjustments reflect a cash transaction as the secured loan and the bank financing is expected to be repaid with the cash proceeds from the Sale of the D&S Business.

(2) The adjustments in this column reflect the impact of the Sale of the D&S Business. The pro forma adjustments eliminate all of the assets and liabilities attributable to the D&S Business, reflect the net proceeds expected to be received from Microsoft International and reflect the estimated gain that would result if the Sale of the D&S Business was consummated on June 30, 2013. These adjustments and the estimated gain are based on the reported assets and liabilities as of June 30, 2013 and the estimated net proceeds, while the actual adjustments and gain to be recognized upon consummation of the Sale of the D&S Business will be based on the assets and liabilities that exist on that date and on the final purchase price paid to Nokia. Accordingly, the final gain and related adjustments may differ significantly from the estimated adjustments presented here.

(3) Other pro forma adjustments include:

• EUR 1.65 billion in cash to be received in connection with the Patent License Agreement;

• An increase of EUR 1.65 billion in accrued expenses and other liabilities related to deferred revenue under the Patent License Agreement; and

• Tax related and other miscellaneous adjustments to reflect the conversion of certain inter-segment receivables and payables into external receivables and payables between the D&S Business and the continuing operations of Nokia Group.

Presentation of pro forma non-IFRS results from continuing operations

In addition to information on Nokia’s reported IFRS results, Nokia provides certain information on a non-IFRS, or underlying business performance, basis. Non-IFRS results exclude all material special items for all periods. In addition, non-IFRS results exclude intangible asset amortization, other purchase price accounting related items and inventory value adjustments arising from (1) the formation of Nokia Siemens Networks and (2) all business acquisitions completed after June 30, 2008. Nokia believes that its non-IFRS results provide meaningful supplemental information to both management and investors regarding Nokia and its underlying business performance by excluding the above-described items that may not be indicative of Nokia’s business operating results. In this pro forma information Nokia’s non-IFRS results as described above are also presented on a pro forma basis.

These non-IFRS financial measures should not be viewed in isolation or as substitutes to the equivalent IFRS measure(s), but should be used in conjunction with the most directly comparable IFRS measure(s) in the reported results. More information, including a reconciliation of our January — June 2013 and full year 2012 non-IFRS results to our reported results, can be found in our complete January — June 2013 interim report and in our complete interim report for the fourth quarter 2012.

The following table sets forth information on Nokia’s non-IFRS results as previously reported and on a pro forma basis for the six month period ended June 30, 2013 and for the year ended December 31, 2012.

Consolidated income statements (unaudited)

	First half 2013, EUR million		Full year 2012, EUR million
	Non-IFRS as published for 1-6/2013	Pro forma Non-IFRS Continuing operations 1-6/2013	Non-IFRS as published for 1-12/2012	Pro forma Non-IFRS Continuing operations 1-12/2012

Net sales	11,548	6,305	30,177	15,221
Cost of sales	-7,801	-3,678	-21,721	-9,755
Gross profit	3,747	2,627	8,456	5,466
Research and development expenses	-1,805	-1,228	-4,404	-2,600
Selling and marketing expenses	-1,078	-440	-2,891	-1,163
Administrative and general expenses	-440	-319	-955	-653
Other income and expenses	60	81	-76	-17
Operating profit	484	721	130	1,033
Share of results of associated companies	-4	-4	-1	-1
Financial income and expenses	-163	-143	-340	-329
Profit/loss before tax	317	574	-211	703
Tax	-231	-138	-260	-168
Profit/loss	86	436	-471	535

Profit/loss attributable to equity holders of the parent	-53	430	-646	516
Profit/loss attributable to non-controlling interests	139	6	175	19
	86	436	-471	535

Earnings per share, EUR
(for loss/profit attributable to the equity holders of the parent)
Basic	-0.01	0.12	-0.17	0.14
Diluted	-0.01	0.11	-0.17	0.14

Average number of shares (1,000 shares)
Basic	3,711,827	3,711,827	3,710,845	3,710,845
Diluted	3,711,827	3,998,986	3,710,845	3,763,561

Evaluation of other assets and liabilities

In connection with the Sale of the D&S Business, Nokia Group will be required to evaluate whether the impact of the Sale of the D&S Business on future cash flows or operating results requires changes in the carrying values of any of Nokia’s remaining assets or liabilities. This evaluation will include, among other things, a review of existing goodwill balances for impairment and the potential recoverability of deferred tax assets currently subject to valuation allowance. Nokia will conduct this review during the third quarter and the results of the review are planned to be disclosed in connection with the announcement of our third quarter 2013 results, scheduled for October 29, 2013.

Income Taxes

Pro forma income taxes reflect tax for continuing operations and estimated tax consequences for divesting discontinued operations. After the Sale of the D&S Business, Nokia Group continues to have unrecorded material deferred tax assets including deferred tax benefits available in Finland for both the NSN and Advanced Technologies businesses.

Other items

In addition to the pro forma adjustments reflected in the pro forma information above, Nokia Group has determined during the third quarter of 2013 that certain properties of the continuing business will meet the criteria of assets held for sale. The assets held for sale reclassification is not reflected in the tables above, but it will be presented in the third quarter 2013 interim report. As part of the reclassification, Nokia Group expects to record impairment charges of approximately

EUR 5 million to the third quarter 2013 income statement, after which the properties’ carrying values will be approximately EUR 113 million.

FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its business are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the planned sale by Nokia of substantially all of Nokia’s Devices & Services business, including Smart Devices and Mobile Phones (referred to below as “Sale of the D&S Business”) pursuant to the Stock and Asset Purchase Agreement, dated as of September 2, 2013, between Nokia and Microsoft International Holdings B.V.(referred to below as the “Agreement”); B) the closing of the Sale of the D&S Business; C) obtaining the confirmation and approval of our shareholders for the Sale of the D&S Business; D) receiving timely (if at all), necessary regulatory approvals for the Sale of the D&S Business; E) expectations, plans or benefits related to or caused by the Sale of the D&S Business; F) expectations, plans or benefits related to Nokia’s strategies, including plans for Nokia with respect to its continuing businesses that will not be divested in connection with the Sale of the D&S Business; G) expectations, plans or benefits related to changes in leadership and operational structure; H) expectations and targets regarding our operational priorities, financial performance or position, results of operations and use of proceeds from the Sale of the D&S Business; and I) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim”, “plans,” “intends,” “focus,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) the inability to close the Sale of the D&S Business in a timely manner, or at all, for instance due to the inability or delays in obtaining the shareholder approval or necessary regulatory approvals for the Sale of the D&S Business, or the occurrence of any event, change or other circumstance that could give rise to the termination of the Agreement; 2) the potential adverse effect on the sales of our mobile devices, business relationships, operating results and business generally resulting from the announcement of the Sale of the D&S Business or from the terms that we have agreed for the Sale of the D&S Business; 3) any negative effect from the implementation of the Sale of the D&S Business, as we may forego other competitive alternatives for strategies or partnerships that would benefit our Devices & Services business and if the Sale of the D&S Business is not closed, we may have limited options to continue the Devices & Services business or enter into another transaction on terms favorable to us, or at all; 4) our ability to effectively and smoothly implement planned changes to our leadership and operational structure or maintain an efficient interim governance structure and preserve or hire key personnel; 5) any negative effect from the implementation of the Sale of the D&S Business, including our internal reorganization in connection therewith, which will require significant time, attention and resources of our senior management and others within the company potentially diverting their attention from other aspects of our business; 6) disruption and dissatisfaction among employees caused by the plans and implementation of the Sale of the D&S Business reducing focus and productivity in areas of our business; 7) the amount of the costs, fees, expenses and charges related to or triggered by the Sale of the D&S Business; 8) any impairments or charges to carrying values of assets or liabilities related to or triggered by the Sale of the D&S Business; 9) potential adverse effects on our business, properties or operations caused by us implementing the Sale of the D&S Business; 10) the initiation or outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted against us relating to the Sale of the D&S Business; and, as well as the risk factors specified on pages 12-47 of Nokia’s annual report on Form 20-F for the year ended December 31, 2012 under Item 3D. “Risk Factors.” and risks outlined in our most recent interim report. Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

About Nokia

Nokia is a global leader in mobile communications whose products have become an integral part of the lives of people around the world. Every day, more than 1.3 billion people use their Nokia to capture and share experiences, access information, find their way or simply to speak to one another. Nokia’s technological and design innovations have made its brand one of the most recognized in the world. For more information, visit http://www.nokia.com/about-nokia.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 19, 2013	Nokia Corporation

	By:	/s/ Riikka Tieaho
Name: Riikka Tieaho
Title: Vice President, Corporate Legal